

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Dante Picazo
Chief Executive Officer
Cannabis Bioscience International Holdings, Inc.
6201 Bonhomme Road
Suite 466S
Houston, TX 77036

      Re: Cannabis Bioscience International Holdings, Inc.
          Amendment No. 5 to Registration Statement on Form S-1
          Filed September 27, 2023
          File No. 333-267039

Dear Dante Picazo:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1, Filed September 27, 2023

Description of Business
Clinical Trial in Which We Will be the Sponsor, page 56

1.   Please identify the Harvard Health Publishing article you refer to in this sub-section.

2.   We note your disclosure that "CBD derived from hemp containing less than 0.3% of tetrahydrocannabinol...was legalized at the federal level by the Agriculture Improvement Act of 2018 and its sale and use of CBD products containing less than 0.3% of THC is legal in all states except for 18, which restrict sale and use for various reasons, including the age of the purchaser, non-medical use and the THC content." Please tell us your plans regarding the potential sale of such products in the 18 states that restrict its sale and use.

Notes to Consolidated Financial Statements
Note 4 - Debt
PPP Loans, page F-12

3.   Please address the following discrepancies between the disclosures in this footnote and the amounts disclosed in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows:

  •   You state the balance of the PPP loans at May 31, 2023 is $41,666 is recorded in Current Liabilities, but the balance sheet shows a balance of $0 at May 31, 2023.
  •   You state you received forgiveness for the PPP loans in April 2021. Please explain what the 2022 and 2023 amounts represent in the line item "Forgiveness of PPP loan" on the Statements of Cash Flows.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Barry J. Miller